Exhibit 99.3

Company	Wolseley PLC
TIDM	WOS
Headline	Acquisition Update
Released Number	07:00 13-Feb-07 1304R
RNS Number:1304R
Wolseley PLC
13 February 2007
NEWS RELEASE
13 February 2007
Wolseley plc
Acquisitions Update
£13 million spent on four acquisitions taking total for bolt on acquisitions for year to date to £342 million
Wolseley plc, the world’s largest specialist trade distributor of plumbing and heating products to professional contractors and a leading supplier of building materials, announced today four further bolt on acquisitions for an aggregate consideration of £13 million. In a full year, these bolt on acquisitions are expected to add approximately £29 million to total revenue.
Since the beginning of the financial year on 1 August 2006, a total of 33 bolt on acquisitions in Europe and North America have been completed for an aggregate consideration of approximately £342 million. These 33 acquisitions are expected to add approximately £590 million to Group revenue in a full year. Goodwill and intangible assets related to these acquisitions is estimated to be around £225 million. In addition, on 25 September 2006, Wolseley plc completed the acquisition of DT Group (formerly known as Danske Traelast) for an estimated consideration of £1,353 million, which brings aggregate acquisition spend for the year to £1,695 million.
North America
On 5 February 2007, Ferguson acquired the assets of Grif-Fab Corporation (“Grif-Fab”) from members of the McVey family. Grif-Fab is a distributor and fabricator of fire protection systems with three locations in Colorado, Arizona and New Mexico. In the year ended 30 November 2006, Grif-Fab had revenue of $28.3 million (£14.5 million) and gross assets of $6.9 million (£3.6 million) at that date.
Europe
On 15 January 2007, DT Group acquired the outstanding 60% of Superbyg Kalaallit Nunaat A/S (“SKN”), which it did not previously own, from Pisiffik A/S. SKN is a builders’ merchant with locations in five cities in Greenland. In the year ended 30 June 2006, SKN had total revenue of DKK106.2 million (£9.4 million) and gross assets of DKK60.1 million (£5.3 million) at that date.
On 1 February 2007, DT Group acquired the assets of Jarn och Tra Orust AB (“JTO”) from Animonhus AB. JTO is a Swedish builders’ merchant based in Orust, the second largest island in the west coast archipelago. In the year ended 31 December 2005, JTO had revenue of SEK40.2 million (£2.9 million) and gross assets of SEK8.8 million (£0.6 million) at that date.

On 1 February 2007, Wolseley France acquired SA Escaffre & Fils and Eurl Espace Carrelages (“Escaffre”) from Escaffre Developpment. Escaffre is a generalist builders’ merchant and ceramic tiles specialist based in Albi, south of France. In the year ended 31 December 2005, Escaffre had revenue of €9.1 million (£6.0 million) and gross assets of €3.5 million (£2.3 million) at that date.
The divisional split of the total acquisition spend since 1 August 2006 is:

		Spend
Division	No. of Acquisitions	£ Million

Europe	16	89
North America	17	253
TOTAL BOLT ONS	33	342
Acquisition of DT Group	1	1,353
TOTAL ACQUISITION SPEND	34	1,695
Chip Hornsby, Group Chief Executive of Wolseley said:
“Our aim is to continue to grow the business through organic means and from good quality acquisitions. These four deals support that aim.”

ENQUIRIES:

Guy Stainer	+44 118 929 8744
Head of Investor Relations	+44 7739 778187

John English	+1 513 771 9000
Vice President, Investor Relations, North America	+1 513 328 4900

Brunswick	+44 20 7404 5959
Andrew Fenwick
Nina Coad
Exchange Rates
The following exchange rate has been used for the acquisitions noted above: £1 = $1.95, £1 = €1.51, £1 = DKK11.25, £1 = SEK13.67
Certain statements included in this announcement may be forward-looking and may involve risks, assumptions and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements. Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company’s plans and objectives for future operations including, without limitation, discussions of the Company’s business and financial plans, expected future revenues and expenditures, investments and disposals, risks associated with changes in economic conditions, the strength of the plumbing and heating and building materials market in North America and Europe, fluctuations in product prices and changes in exchange and interest rates. All forward-looking statements in this respect are based upon information known to the Company on the date of this announcement. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. It is not reasonably possible to itemise all of the many factors and events that could cause the Company’s forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of the Company.

Notes to Editors
Wolseley plc is the world’s largest specialist trade distributor of plumbing and heating products to professional contractors and a leading supplier of building materials in North America, the UK and Continental Europe. Group revenue for the year ended 31 July 2006 was approximately £14.2 billion and operating profit, before amortisation of acquired intangibles, was £882 million. Wolseley has around 79,000 employees operating in 28 countries namely: UK, USA, France, Canada, Ireland, Italy, The Netherlands, Switzerland, Austria, Czech Republic, Hungary, Belgium, Luxembourg, Denmark, Sweden, Finland, Norway, Slovak Republic, Poland, Romania, Croatia, San Marino, Panama, Puerto Rico, Trinidad & Tobago, Mexico, Barbados and Greenland. Wolseley is listed on the London and New York Stock Exchanges (LSE: WOS, NYSE: WOS) and is in the FTSE 100 index of listed companies.
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